Exhibit 99.1

Spreadtrum Communications, Inc. Announces
Second Quarter 2013 Financial Results

SHANGHAI, August 6, 2013 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the second quarter ended June 30, 2013.

SECOND QUARTER 2013 FINANCIAL SUMMARY:

–	Total revenue was US$277.8 million, up 47.0% sequentially and 60.5% year-over-year (y-o-y), at the top end of the Company’s previously guided range of US$270 - US$278 million.

–	Gross profit was US$104.9 million, up 48.8% sequentially and 63.4% y-o-y. Gross margin was 37.8% compared to 37.3% in the prior quarter and 37.1% in 2Q12.

–	Cash flow generated from operations was US$47.6 million, compared with US$17.4 million in the prior quarter and US$16.8 million in 2Q12.

–	GAAP net income was US$34.8 million, up 71.9% sequentially and 66.2% y-o-y.

–	GAAP net income per basic and diluted ADS was US$0.71 and US$0.64, respectively, an increase from US$0.42 and US$0.38, respectively, in the prior quarter and from US$0.45 and US$0.41, respectively, in 2Q12.

–	Non-GAAP net income was US$51.8 million, up 95.6% sequentially and 74.8% y-o-y. Non-GAAP net income per diluted ADS was US$0.95, an increase from US$0.50 in the prior quarter and from US$0.58 in 2Q12.

SECOND QUARTER 2013 BUSINESS HIGHLIGHTS:

•	Achieved record quarterly revenue as a result of strong demand for entry level smartphones in China and emerging markets;
•	Achieved volume shipments of our dual-core TD-SCDMA/EDGE smartphone platform;
•	Began commercial shipments of our first WCDMA baseband chipset, the SC7701B, now installed in Samsung handsets.

Commenting on the second quarter 2013 results, Chairman and CEO Dr. Leo Li said, “In the second quarter we saw very strong demand for entry-level smartphones based on our single-core smartphone chipsets. We expect this trend to continue well into 2014 as wireless subscribers replace feature phones with their first smartphone. In the second quarter, we increased our market share in midrange handsets as well, having achieved volume shipments of our dual-core smartphone chipsets to both China and global handset makers. Further, we are now shipping our first WCDMA chipset in volume, which expands our addressable market to include global 3G devices. The adoption of this chipset by the world’s largest handset maker is a validation of the product quality and maturity we are now bringing to this market segment.”

Further commenting on the financial results, Spreadtrum CFO Shannon Gao added, “In the second quarter, we achieved gross margin expansion due to improvement in our product mix. We also achieved improved operating leverage with our strong top-line growth, as reflected in our non-GAAP results. Our GAAP results, however, were affected in the second quarter by non-recurring share-based compensation charges.”

1

Exhibit 99.1

SECOND QUARTER 2013 FINANCIAL REVIEW:

Revenue

Revenue in 2Q13 totaled US$277.8 million, up 47.0% from US$189.0 million in 1Q13 and up 60.5% from US$173.1 million in 2Q12. In 2Q13, smartphone products accounted for 75% of chipset revenue, and feature phone, modem and other products accounted for 25% of chipset revenue. In 1Q13, smartphone products accounted for 60% of chipset revenue, and feature phone, modem and other products accounted for 40% of chipset revenue.

Gross Profit and Margin

Gross profit for the quarter was US$104.9 million, up 48.8% from US$70.5 million in 1Q13 and up 63.4% from US$64.2 million in 2Q12. Gross margin for the quarter was 37.8%, up from 37.3% in 1Q13 and up from 37.1% in 2Q12. Non-GAAP gross margin, adjusted to exclude share-based compensation expenses, was 38.0%, up from 37.4% in 1Q13 and up from 37.2% in 2Q12.

Cost of revenue in 2Q13 totaled US$172.9 million, an increase of 45.9% from the previous quarter and 58.7% from 2Q12.

Operating Expense and Margin

The Company’s operating margin for the quarter was 12.9%, up from 11.9% in the previous quarter and down from 13.5% in 2Q12. The sequential increase in operating margin was primarily due to the increased gross profit. The year-over-year decrease in operating margin was primarily due to higher research and development (R&D) expenses as a percentage of revenue. Non-GAAP operating margin, adjusted to exclude share-based compensation expenses was 19.0% in 2Q13, compared to 15.2% in 1Q13 and 18.5% in 2Q12.

Total operating expenses in 2Q13, including R&D expenses and selling, general and administrative (SG&A) expenses, were US$69.2 million, an increase from US$48.0 million in 1Q13 and US$40.8 million in 2Q12. The Company recorded certain non-recurring charges in the quarter which included share-based compensation charges, which were incurred due to immediate vesting of RSUs granted to employees who one year ago voluntarily elected to exchange a portion of their annual salary for RSUs. The vesting was triggered by the fact that certain pre-set revenue and shipment milestones had been met in 2Q13. Other non-recurring charges included severance benefits paid to an executive officer departed in April (“Executive Severance Benefits”).

R&D expenses increased 49.9% sequentially and 77.6% year-over-year to US$59.2 million in 2Q13. The sequential increase in R&D expenses was primarily due to an increase in employee compensation expenses including share-based compensation and including non-recurring Executive Severance Benefits, and new product development engineering expenses, as well as a decrease in recognized R&D subsidies. The year-over-year increase in R&D expenses was primarily due to an increase in employee compensation expenses including share-based compensation and including non-recurring Executive Severance Benefits, depreciation and amortization expenses, and a decrease in recognized R&D subsidies, partially offset by a decrease in new product development engineering expenses.

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Exhibit 99.1

SG&A expenses increased 18.1% sequentially and 34.6% year-over-year to US$10.0 million in 2Q13. The sequential increase in SG&A expenses was primarily due to increases in share-based compensation and marketing expenses. The year-over-year increase in SG&A expenses was primarily due to increases in employee compensation expenses including share-based compensation, legal expenses and marketing expenses.

Non-Operating Income

In 2Q13, the Company recorded interest income of US$1.4 million, up from US$1.2 million in the previous quarter and down from US$1.7 million in 2Q12. Interest expense in 2Q13 was US$1.0 million, up from US$0.9 million in the previous quarter and from US$0.8 million in 2Q12. Other income (net) in 2Q13 was a gain of US$1.5 million, compared to a loss of US$0.3 million in 1Q13 and a loss of US$0.7 million in 2Q12. Other income (net) mainly represented net foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$34.8 million in 2Q13, compared to US$20.3 million in 1Q13 and US$21.0 million in 2Q12. The sequential increase in net income was primarily due to the increase in gross profit. Net margin was 12.5%, up from 10.7% in 1Q13 and from 12.1% in 2Q12. Basic and diluted income per ADS were US$0.71 and US$0.64, respectively, in 2Q13, compared to US$0.42 and US$0.38, respectively, in 1Q13, and US$0.45 and US$0.41, respectively, in 2Q12.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 2Q13 was US$51.8 million, up from a non-GAAP net income of US$26.5 million in 1Q13 and from US$29.6 million in 2Q12. Diluted non-GAAP net income per ADS in 2Q13 was US$0.95, compared with US$0.50 per ADS in the prior quarter and US$0.58 per diluted ADS in 2Q12.

Balance Sheet and Cash Flow

As of June 30, 2013, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$201.7 million, compared to US$168.4 million as of March 31, 2013. The total balance of short-term and long-term restricted cash pledged to banks for short-term and long-term loans was US$139.8 million, compared with $91.9 million as of March 31, 2013. In 2Q13, the Company generated US$47.6 million in cash from operating activities and used US$5.8 million on property and equipment, US$4.9 million to pay a quarterly dividend and US$3.7 million on intangible assets.

Accounts receivable increased by US$21.2 million from US$52.4 million as of March 31, 2013 to US$73.6 million as of June 30, 2013. Average accounts receivable days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, decreased sequentially from 25 days to 21 days. Inventory as of June 30, 2013 was US$235.0 million, an increase of US$85.9 million from March 31, 2013. Inventory days, calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, decreased from 107 days in 1Q13 to 101 days in 2Q13. The increase in inventory is in line with our top line growth and to prepare for third quarter demand. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, decreased from US$15.5 million as of March 31, 2013 to US$12.6 million as of June 30, 2013. Total assets as of June 30, 2013 were US$940.1 million, up US$199.7 million from US$740.4 million as of March 31, 2013. The increase in total assets was primarily attributable to increases of US$85.9 million in inventory, US$47.9 million in restricted cash, US$33.3 million in cash, US$21.2 in accounts receivable and US$18.3 in prepaid expenses.

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Exhibit 99.1

Current liabilities increased from US$251.4 million as of March 31, 2013 to US$420.0 million as of June 30, 2013, primarily due to increase of US$66.9 million in short-term bank loans, US$63.7 million in accounts payable, US$23.7 million in advances from customers and US$11.8 million in accrued expenses. Long-term liabilities as of June 30, 2013 were US$60.8 million, compared to US$82.5 million as of March 31, 2013, primarily due to a US$20.0 million loan transferred from long-term loan to short-term loan.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 9:00 pm (U.S Eastern) / 6:00 pm (U.S Pacific) on Tuesday, August 6, 2013, which is 9:00 am on Wednesday, August 7, 2013 in Hong Kong to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International ▶ United Kingdom	+1 845 675 0437 +44 20 3059 8139
▶ Hong Kong	+852 2475 0994
▶ Singapore ▶ China	+65 672 39381 +86 4006208038 or +86 8008190121
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until August 13, 2013 at (US Toll / International) +1 646 254 3697 or (Hong Kong) +852 3051 2780, passcode: 20767069.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

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Exhibit 99.1

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	June 30	March 31	June 30	change from
	2012	2013	2013	1Q13	2Q12

Revenue from third parties	171,072	189,019	277,810	47.0%	62.4%
Revenue from a related party	2,058	-	-	-	-100%
Total revenue	173,130	189,019	277,810	47.0%	60.5%
Cost of revenue	108,934	118,515	172,885	45.9%	58.7%

Gross profit	64,196	70,504	104,925	48.8%	63.4%

Operating expenses
Research & development	33,344	39,508	59,205	49.9%	77.6%
Selling, general and administrative	7,408	8,446	9,972	18.1%	34.6%
Total operating expenses	40,752	47,954	69,177	44.3%	69.8%

Operating income	23,444	22,550	35,748	58.5%	52.5%

Non-operating income (expense)
Interest income	1,650	1,154	1,379	19.5%	-16.4%
Interest expense	(849)	(930)	(976)	4.9%	15.0%
Other income(expense), net	(742)	(286)	1,510	-628.0%	-303.5%
Total non-operating income (loss)	59	(62)	1,913	-3185.5%	3142.4%
Income before income tax and equity in loss of affiliates	23,503	22,488	37,661	67.5%	60.2%

Income tax expense	(2,706)	(1,799)	(2,585)	43.7%	-4.5%
Equity in loss of affiliates, net of taxes	(55)	(434)	(251)	-42.2%	356.4%

Net income	20,742	20,255	34,825	71.9%	67.9%

Net loss attributable to non-controlling interest	209	-	-	-	-100.0%
Net income attributable to Spreadtrum Communications, Inc.	20,951	20,255	34,825	71.9%	66.2%
Income per ADS, basic	0.45	0.42	0.71
Income per ADS, diluted	0.41	0.38	0.64

Margin analysis:
Gross margin	37.1%	37.3%	37.8%
Operating margin	13.5%	11.9%	12.9%
Net margin	12.1%	10.7%	12.5%

Weighted average ADS equivalent: [1]
Basic	46,253,967	48,446,586	49,251,777
Diluted	51,625,730	52,948,094	54,075,395
ADS equivalent outstanding at end of period	46,457,352	48,753,586	49,841,210

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Six Months ended
	June 30,	June 30,
	2012	2013	Change

Revenue from third parties	332,186	466,829	40.5%
Revenue from a related party	2,058	-	-100%
Total revenue	334,244	466,829	39.7%
Cost of revenue	208,755	291,400	39.6%

Gross profit	125,489	175,429	39.8%

Operating expenses
Research & development	61,766	98,713	59.8%
Selling, general and administrative	14,368	18,418	28.2%
Total operating expenses	76,134	117,131	53.8%

Operating income	49,355	58,298	18.1%

Non-operating income(expense)
Interest income	3,880	2,533	-34.7%
Interest expense	(2,253)	(1,906)	-15.4%
Other income(expense), net	(106)	1,224	-1254.7%
Total non-operating income	1,521	1,851	21.6%
Income before income tax and equity in loss of affiliates	50,876	60,149	18.2%
Income tax expense	(6,073)	(4,384)	-27.8%
Equity in loss of affiliates, net of taxes	(110)	(685)	522.7%

Net income	44,693	55,080	23.2%

Net loss attributable to non-controlling interest	514	-	-100%
Net income attributable to Spreadtrum Communications, Inc.	45,207	55,080	21.8%
Income per ADS, basic	0.98	1.13	15.0%
Income per ADS, diluted	0.88	1.02	16.2%

Margin analysis:
Gross margin	37.5%	37.6%
Operating margin	14.8%	12.5%
Net margin	13.5%	11.8%

Weighted average ADS equivalent: [1]
Basic	46,099,951	48,851,406
Diluted	51,331,322	53,826,640

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of

	June 30,	March 31,	June 30,
	2012	2013	2013
ASSETS
Current assets
Cash and cash equivalents	129,385	134,834	167,487
Restricted cash	67,236	28,019	85,121
Short-term deposit	32,430	33,596	34,211
Accounts receivable, net	7,926	52,427	73,551
Inventories	98,292	149,081	235,015
Deferred cost	18,862	15,545	12,597
Deferred tax assets	3,154	2,456	2,492
Prepaid expenses and other current assets	18,650	30,234	48,570
Total current assets	375,935	446,192	659,044

Property and equipment, net	41,280	49,468	52,012
Acquired intangible assets, net	69,736	74,619	72,740
Equity investment	39,322	55,645	55,683
Deferred tax assets	818	771	775
Goodwill	38,908	38,908	38,908
Long-term restricted cash	10,000	63,882	54,704
Indemnification assets	5,567	5,567	3,412
Other long-term assets	4,471	5,346	2,817
Total assets	586,037	740,398	940,095

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	50,798	24,078	90,930
Accounts payable	92,026	109,724	173,391
Advances from customers	12,694	49,425	73,149
Income tax payable	13,933	12,738	15,281
Accrued expenses and other current liabilities	52,409	55,478	67,238
Total current liabilities	221,860	251,443	419,989
Long-term loan	20,000	70,000	50,000
Other long-term obligations	5,113	5,280	5,765
Long-term tax liabilities	5,567	5,567	3,412
Deferred tax liabilities	1,612	1,612	1,612
Total long term liabilities	32,292	82,459	60,789
Total liabilities	254,152	333,902	480,778

Non-controlling shareholder interest	2,450	396	396
Shareholders' equity	329,435	406,100	458,921
Total liabilities and shareholders' equity	586,037	740,398	940,095

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Exhibit 99.1

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	June 30,	March 31,	June 30,
	2012	2013	2013

Cost of revenue	108,934	118,515	172,885
Adjustment for share-based compensation	(163)	(174)	(560)
Cost of revenue (non-GAAP)	108,771	118,341	172,325
Operating income	23,444	22,550	35,748
Adjustment for share-based compensation within: Cost of revenue	163	174	560
Research and development	6,785	4,243	13,188
Selling, general, and administrative	1,720	1,808	3,214
Operating income (non-GAAP)	32,112	28,775	52,710
Net income	20,951	20,255	34,825
Adjustment for share-based compensation within: Cost of revenue	163	174	560
Research and development	6,785	4,243	13,188
Selling, general, and administrative	1,720	1,808	3,214
Net income (non-GAAP)*	29,619	26,480	51,787
Net income per ADS, diluted	0.41	0.38	0.64
Adjustment for share-based compensation	0.17	0.12	0.31
Net income per ADS, diluted (non-GAAP)*	0.58	0.50	0.95
Gross margin	37.1%	37.3%	37.8%
Adjustment for share-based compensation	0.1%	0.1%	0.2%
Gross margin (non-GAAP)	37.2%	37.4%	38.0%
Operating margin	13.5%	11.9%	12.9%
Adjustment for share-based compensation	5.0%	3.3%	6.1%
Operating margin (non-GAAP)*	18.5%	15.2%	19.0%
Net margin	12.1%	10.7%	12.5%
Adjustment for share-based compensation	5.0%	3.3%	6.1%
Net margin (non-GAAP)*	17.1%	14.0%	18.6%
Operating expenses	40,752	47,954	69,177
Adjustment for share-based compensation:
Research and development	(6,785)	(4,243)	(13,188)
Selling, general and administrative	(1,720)	(1,808)	(3,214)
Operating expenses (non-GAAP)	32,247	41,903	52,775

* There is no tax effect resulting from these adjustment items.

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Exhibit 99.1

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s expectations with respect to continuing strong demand for entry-level smartphones based on the Company’s single-core smartphone chipsets in 2014. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; the Company's ability to sustain recent rates of growth and its dominant market share position in TD-SCDMA market; market acceptance of the Company’s smartphone products and WCDMA products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations

Tel: +1-650-308-8148

Email: ir@spreadtrum.com

Web: http://www.spreadtrum.com

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